UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  ________)1/

IMPERIAL SUGAR COMPANY
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

453096208
(CUSIP Number)

May 4, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

1/           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) P&S Credit Management, L.P. P&S Credit Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. P&S Credit Management, L.P. - Delaware P&S Credit Partners, LLC - Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power P&S Credit Management, L.P. - 0 shares P&S Credit Partners, LLC - 0 shares
6 Shared Voting Power P&S Credit Management, L.P. - 647,361 shares P&S Credit Partners, LLC - 647,361 shares Refer to Item 4 below.
7 Sole Dispositive Power P&S Credit Management, L.P. - 0 shares P&S Credit Partners, LLC - 0 shares
8 Shared Dispositive Power P&S Credit Management, L.P. - 647,361 shares P&S Credit Partners, LLC - 647,361 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person P&S Credit Management, L.P. - 647,361 shares P&S Credit Partners, LLC - 647,361 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) P&S Credit Management, L.P. - 5.3% P&S Credit Partners, LLC - 5.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) P&S Credit Management, L.P. – PN (Limited Partnership), IA P&S Credit Partners, LLC - OO (Limited Liability Company)

Item 1.

(a)	Name of Issuer
Imperial Sugar Company
(b)	Address of Issuer’s Principal Executive Offices
One Imperial Square, P.O. Box 9, Sugar Land, Texas, 77487

Item 2.

(a)	Name of Person Filing
P&S Credit Management, L.P. P&S Credit Partners, LLC
(b)	Address of Principal Business Office or, if none, Residence
P&S Credit Management, L.P. P&S Credit Partners, LLC 590 Madison Avenue 28th Floor New York, NY 10022
(c)	Citizenship
P&S Credit Management, L.P. - Delaware P&S Credit Partners, LLC - Delaware
(d)	Title of Class of Securities
Common Stock, no par value
(e)	CUSIP Number
453096208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned**
P&S Credit Management, L.P. - 647,361 shares P&S Credit Partners, LLC - 647,361 shares
(b)	Percent of Class**
P&S Credit Management, L.P. – 5.3% P&S Credit Partners, LLC - 5.3%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote**
P&S Credit Management, L.P. - 0 shares P&S Credit Partners, LLC - 0 shares
(ii) shared power to vote or to direct the vote**
P&S Credit Management, L.P. - 647,361 shares P&S Credit Partners, LLC - 647,361 shares
(iii) sole power to dispose or to direct the disposition of**
P&S Credit Management, L.P. - 0 shares P&S Credit Partners, LLC - 0 shares
(iv) shared power to dispose or to direct the disposition of**
P&S Credit Management, L.P. - 647,361 shares P&S Credit Partners, LLC - 647,361 shares

** Shares reported for P&S Credit Management, L.P. (“P&S LP”) reflect shares beneficially owned by private investment funds (the “Funds”) and managed accounts for which P&S LP serves as investment manager, and in such capacity P&S may be deemed to have voting and investment control over such shares.  Shares reported for P&S Credit Partners, LLC (“P&S LLC”) reflect the shares reported for P&S LP.  P&S LLC is the general partner of P&S LP, and is also the general partner of a Fund.  In such capacities, P&S LLC may be deemed to have voting and investment control over such shares.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its respective pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              May 4, 2012

P&S CREDIT MANAGEMENT, L.P.

By:   /s/ Mary Nir
Mary Nir
Chief Compliance Officer

P&S CREDIT PARTNERS, LLC

By:   /s/ Mary Nir
Mary Nir
Chief Compliance Officer

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of May 4, 2012, is by and among P&S Credit Management, L.P. and P&S Credit Partners, LLC (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, no par value, of Imperial Sugar Company beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

P&S CREDIT MANAGEMENT, L.P.

By:   /s/ Mary Nir
Mary Nir
Chief Compliance Officer

P&S CREDIT PARTNERS, LLC

By:   /s/ Mary Nir
Mary Nir
Chief Compliance Officer